SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORP[redacted]
OFFICE OF INTERN[redacted]NCE
JUDICIARY PLAZA
450 FIFTH STREET N
WASHINGTON DC 2

05013411

Madrid, December 2005

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1.- Telepizza submits information regarding the third interest payment of the First Issue of Convertible and/ or Exchangeable Bonds, filed with the C.N.M.V. dated on October 10th 2005.

EXHIBIT 2.- Telepizza submits information regarding the dissolution without asset stripping of its subsidiary *Elaboración y Suministro de Alimentos S.L.* in favor of its unique associate, Telepizza S.A., filed with the C.N.M.V dated on the 13th of October 2005.

EXHIBIT 3.-Telepizza submits information regarding the agreement adopted by the General Bondholders Assembly of the 1st Issue of Convertible and/or Exchangeable Bonds into Telepizza S.A., 2004 Shares to modify the conditions of the issue by means of a new period of conversion and/or exchange, filed with the C.N.M.V dated on the 18th of October 2005.

dlw 12/21

EXHIBIT 4.- Telepizza submits information regarding the interest rate to be applied to the fourth six months period of interest (extending from the 21st of October 2005 to the 21st of April 2006), filed with the C.N.M.V dated on the 19th of October 2005.

EXHIBIT 5.-Telepizza submits a copy of the information regarding its 2005 third quarter results, filed with the C.N.M.V dated on the 15th of October 2005.

EXHIBIT 6.-Telepizza submits a copy of the presentation regarding its 2005 third quarter results, filed with the C.N.M.V dated on the 15th of October 2005.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

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Outstanding facts and other information

TELE PIZZA, S.A.

Date: 10/10/05 **Outstanding Fact 19325**

The Company submits information regarding the third interest payment of the 1st Issue of Convertible and/or Exchangeable Bonds into Telepizza S.A., 2004 Shares.

TO BE INCLUDED IN THE SECTION "SIGNIFICANT FACTS"

Madrid, October 10th 2005

Dear Sirs;

By means of the present letter, with the purpose that it be included in the section "significant facts", we attach information in relation with the 1st Issue of Convertible and/or Exchangeable Bonds into TELEPIZZA S.A. Shares, whose Prospectus was registered on the 24th of March 2004 at the Spanish National Securities and Exchange Commission, to inform that the 21st of October 2005 will be carried out the third interest payment of the mentioned Issue, according to the following:

- SECURITY DENOMINATION: 1st Issue of Convertible and/or Exchangeable Bonds into TELEPIZZA S.A. Shares
- ISIN CODE: ES0378344008
- TYPE OF OPERATION: Interest Payment.
- DUE DATE: October 21st 2005.
- TOTAL NUMBER OF BONDS: 4.180.452.
- GROSS AMOUNT PER BOND: 0,20391000
- NET AMOUNT PER BOND: 0,17332350
- UNITARY AMOUNT OF THE FISCAL RETENTION PER BOND: 0,03058650

Do not hesitate to contact us for any further clarification. With Regards,

Signed by: Fernando Zapater Marqués
Chief Executive Officer of Telepizza, SA.

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TELE PIZZA, S.A.

Date: 14/10/05 **Outstanding Fact 61394**

The Company informs that as a consequence of a logical process of simplification of the structure and related to the necessary reorganization of the activities operated by the Group, Telepizza S.A., and its subsidiary, with a 100% participation, *Elaboración y Suministros de Alimentos S.L.,* have agreed upon the dissolution without asset stripping of the mentioned subsidiary by means of the global transfer of its assets and liabilities in favor of its unique associate, Telepizza S.A.

TO BE INCLUDED IN THE SECTION "RELEVANT ISSUES"

Madrid, 13th of October 2005.

Dear Sirs:

In accordance with the measures set forth in article 82 of the Securities Market Act 24/1988 of 28 July, TELE PIZZA, S.A. hereby proceeds to inform –for its inclusion in the public records of that Commission– the following Relevant Issue.

As a consequence of a logical process of simplification of the structure and related to the necessary reorganization of the activities operated by the Group, Telepizza S.A., and its subsidiary, with a 100% participation, *Elaboración y Suministros de Alimentos S.L.,* have agreed upon the dissolution without asset stripping of the mentioned subsidiary by means of the global transfer of its assets and liabilities in favor of its unique associate, Telepizza S.A.

With the present is attached the communication of the text of the announcement of the mentioned dissolution with global transfer of assets and liabilities in favor of its unique associate, that will be published by *Elaboración y Suministro de Alimentos, S.L.,* in the day of tomorrow in the Register of Companies' Official Bulletin and in a nationally distributed newspaper.

Should you have any questions, please do not hesitate to contact us, and in the meantime sends kind regards,

Signed: Mr. Javier Gaspar Pardo de Andrade
Company Secretary of TELE PIZZA, S.A.

Avenida Isla Graciosa 7
Parque empresarial La Marina
San Sebastián de los Reyes
28700 Madrid
T+34 91 657 6200

Telepizza S.A. Inscrita en el Registro Mercantil de Madrid, inscripción 1ª, hoja nº 81.671-2, folio 9, tomo 8.688 de la sección 3ª del libro de sociedades.
CIF A-78849676

ELABORACIÓN Y SUMINISTRO DE ALIMENTOS, S.L. Unipersonal Company (Assigner Company)

TELE PIZZA, S.A. (Assignee Company)

Announcement of dissolution with global transfer of assets and liabilities in favor of its unique associate.

To the effects established in article 246 of the Register of Companies' Regulation, in relation with article 117 of the Law of Private Limited Companies ("Sociedades de Responsabilidad Limitada"), the following is made public: the 27th of September 2005, the unique Associate of *Elaboración y Suministro de Alimentos S.L.,* unipersonal company, with Fiscal Identification Number B-78105061, agreed upon the dissolution without asset stripping of the mentioned society by means of the global transfer of assets and liabilities in favor of its unique associate, Telepizza S.A., with Fiscal Identification Number A-78849676, and that expressly accepts the transfer agreed upon. The operations of the assigner company will be considered carried out, to fiscal and accounting effects, by means of the assignee company from the 1st of January 2005.

The operation of global transfer of assets and liabilities is resorted to the Special Taxing Regime, established in Chapter VIII (articles 83 to 96) of Title VII of the Real Decreto Legislativo (Legislative Decree) 4/2004 of 5 of March.

In accordance with the established in the mentioned articles, the creditors of *Elaboración y Suministros de Alimentos,* Private Limited Company, unipersonal company (assigner company) and of Telepizza, Public Limited Company (assignee company), are informed of their right to obtain the integral text of the adopted agreements. In the same way, the creditors of the mentioned companies are informed of their right to object to the operation of global transfer of assets and liabilities in the term of one month to be counted from the date of the publication of this announcement, in accordance with the established in article 246 of the Register of Companies' Regulation.

San Sebastián de los Reyes (Madrid), October 11th 2005.
The Unique Administrator
(TELE PIZZA, S.A., represented by Mr. José Carlos Olcese Santonja)

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TELE PIZZA, S.A.

Date: 18/10/05 **Outstanding Fact 61506**

The Company submits the agreement adopted by the General Bondholders Assembly in its session celebrated the 15th of October 2005 which consists in the modification of the issuing conditions by means of the inclusion of a new period of conversion and/or exchange that would take place before the first period previously established.

Secretary's Office of the Board of Directors.

RECEIVED
2005 DEC 20 P 1:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMMUNICATION OF A RELEVANT ISSUE

Madrid, October 18th 2005

In accordance with the measures set forth in article 82 of the Securities Market Act 24/1988 of 28 July, TELE PIZZA, S.A. hereby proceeds to communicate, with the purpose that it be included in the public registers of the Spanish National Securities and Exchange Commission, the following relevant issue:

The General Bondholders Assembly of the First Issue of Convertible and/or Exchangeable Bonds into Telepizza, S.A. 2004 Shares, in its session celebrated the 15th of October 2005, adopted the agreement that consists in proposing to the issuing company Telepizza S.A. the modification of the conditions of the issue by means of the inclusion of a new period of conversion and/or exchange that would take place before the first period previously established, being proposed for this period the first and last business days of the month of December 2005. This new period would hold the rest of the measures established in the initial conditions of the issue for the ordinary periods of conversion of the bonds.

The Board of Directors of Telepizza S.A., in its session held the 18th of October 2005, having attended the proposition of the General Assembly of Bondholders mentioned above, has adopted the following agreement:

To grant to the Bondholders an additional conversion and/or exchange period that will take place the first and last business days of the month of December 2005, and subsequently, to partially modify the writing of the agreements of the issue of bonds that was approved by the Board of Directors of the company in its meeting of March 17th 2004, in the following terms:

1. *To modify the section 9.1 of terms and conditions of the First Issue of Convertible and/or Exchangeable Bonds into Telepizza S.A. 2004 Shares, that will be drafted in the following terms and form:*

"9.1. Ordinary conversion of the bonds"

The Bondholders of the present issue will be able to ask for the conversion and/or exchange of the bonds from the month of December 2005 and in four conversion periods (the "Ordinary Conversion Periods"), without limits and by the whole of the Bonds that they should be entitled to, in compliance with what is established in the following:

telepizza®

Avenida Isla Graciosa 7
Parque empresarial La Marina
San Sebastián de los Reyes
28700 Madrid
T+34 91 657 6200

Telepizza S.A. Inscrita en el Registro Mercantil de Madrid, inscripción 1ª, hoja nº 81.671-2, folio 9, tomo 8.688 de la sección 3ª del libro de sociedades.
CIF A-78849676

a) *First Conversion Period: it will take place between the first and last business days of the month of December 2005.*

b) *Second Conversion Period: it will take place between the first and last business days of the month of February 2007.*

c) *Third Conversion Period: it will take place between the first and last business days of the month of February 2008.*

d) *Fourth Conversion Period: it will take place between the first and last business days of the month of February 2009.*

The Bondholders that may wish to exercise their conversion/and or exchange rights in any of the Ordinary Conversion Periods mentioned above will have to go to the Entity Participating in "IBERCLEAR" where the Bonds to be converted and/or exchanged have been deposited, and apply for, in a written form and with an irrevocable manner, the mentioned conversion and/or exchange.

The Bond conversion and/or exchange applications in each Ordinary Conversion Period will be attended by the Board of Directors during the natural month following the end of each of the mentioned Periods.

2. *To modify the third paragraph of section 8 of the terms and conditions of the First Issue of Convertible and/or Exchangeable Bonds of Telepizza S.A., that will be drafted in the following terms and form:*

   "In agreement with the measures pre-established in article 306 a) of the Spanish Corporations Law, the issuing company holds itself the faculty to rescue the whole of the Bonds of the present issue, by means of the redemption and anticipated payment, coinciding with each of the four Ordinary Conversion Periods referred to in the following section 9. The exercise of the faculty to rescue and to exercise the redemption prior to maturity will correspond to the Board of Directors of the Company and shall be made public by means of the corresponding communication of relevant issue, that will be published as well in the Quotation Bulletin at least 15 days before the date of the beginning of each of the Ordinary Conversion Periods, establishing in the mentioned communication the date of redemption prior to maturity of the securities (In the successive, the "Date of Redemption Prior to Maturity"), that should be included in the three (3) months following the Ordinary Conversion Period dealt with."

3. *To empower indistinctively and with joint liability the Chief Executive Officer, Mr. Fernando Zapater Marqués, and the Company Secretary, Mr. Javier Gaspar Pardo de Andrade, so that any of them carries out and grants as many acts and public documents necessary to execute, formalize, and in general, make effective, the preceding agreement including its communication to the Spanish Stock Exchange Commission, to the markets, and to as many entities that shall be*

receptors of the mentioned information, as well as the granting of the public deed in which is formalized the modification of the issuing conditions until its entry in the Register of Companies, granting likewise as many acts or public or private documents as are precise in complement or rectification of the first ones to adapt the agreements to the assessment of the Registrar.

Should you have any questions, please do not hesitate to contact me.

With Regards,

Mr. Javier Gaspar Pardo de Andrade
Company Secretary
TELE PIZZA, S.A.

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TELE PIZZA, S.A.

Date: 19/10/05 **Outstanding Fact 19354**

The Company informs that the interest rate to be applied to the fourth six months period of interest of the 1st Issue of Convertible and/or Exchangeable Bonds into Telepizza S.A., 2004 Shares will be 3.023% (EURIBOR at six months 2.273+0.75).

TO BE INCLUDED IN THE SECTION "SIGNIFICANT FACTS"

Madrid, October 19th 2005

Dear Sirs,

With regard to the 1st Issue of Convertible and/or Exchangeable Bonds into TELEPIZZA S.A. Shares, of which's Prospectus was registered on the 24th of March 2004 at the Spanish National Securities and Exchange Commission, and in accordance with the measures set forth in article 82 of the Securities Market Act 24/1988 of 28 July, TELE PIZZA, S.A. hereby proceeds to inform –for its inclusion in the public records– that the rate of interest that will be applied to the fourth period of semester interest (extending from the 21st of October 2005 to the 21st of April 2006) will be 3.023% (EURIBOR at six months, 2.273+0.75).

Which by forth is informed for the relevant legal purposes.

With Regards,

Signed by: Fernando Zapater Marqués
Chief Executive Officer of Telepizza, SA.

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RECEIVED
2005 DEC 20 P 1:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TELE PIZZA, S.A.

Date: 15/11/05 **Outstanding Fact 53934**

The Company submits a copy of the information regarding its 2005 third quarter results.

GENERAL

QUARTERLY INFORMATION REGARDING:

QUARTER 3 **YEAR** 2005

Corporate name:
TELE PIZZA, S.A.

Registered offices:
C/ ISLA GRACIOSA 7 SAN SEBASTIÁN DE LOS REYES (MADRID)

Fiscal ID No.
A-78849676

Persons assuming liability for this information, offices they hold and identification of the powers or Capacities under which they may represent the company:

D. FERNANDO ZAPATER
CHIEF EXECUTIVE OFFICER

Signature:

A) QUARTERLY SAMPLE OF PROFIT AND LOSS

Uds.: Euro thousand		INDIVIDUAL		CONSOLIDATED LOCAL GAAP		CONSOLIDATED IFRS ADOPTED	
		Current year	Last year	Current year	Last year	Current year	Last year
TURNOVER (1)	0800	141,385	136,813			212,850	201,732
RESULTS BEFORE TAX / RESULTS BEFORE TAX ON CONTINUED OPERATIONS (2)	1040	6,800	9,415			25,231	23,879
RESULTS FOR THE YEAR ON CONTINUED OPERATIONS (3)	4700					17,513	16,597
RESULTS FOR THE YEAR (4)	1044	4,308	7,108			17,270	15,842
Results allocated to minority interests / Results for the year allocated to external partners	2050					0	-23
RESULTS FOR THE YEAR ALLOCATED TO THE PARENT COMPANY / RESULTS FOR THE YEAR ALLOCATED TO OWNERS OF CAPITAL INSTRUMENTS	2060			0	0	17,270	15,819
SHAREHOLDERS' EQUITY	0500	6,708	6,708				
AVERAGE NUMBER OF EMPLOYEES	3000	2,948	3,013			6,516	6,746

B) BUSINESS DEVELOPMENT
(Though simply outlined due to the summary nature of this quarterly information, the comments to be included in this section should allow investors make a sufficient opinion about the activities carried out by the company and of the results obtained during the period covered by this quarterly information, as well as about its financial and patrimonial situation and other essential data about the general status of the affairs of the company).

The sales of the Telepizza chain increased by 4.9 percent, whereas the the sales of the own stores and franchised stores in the international area of the company, with operations in Portugal, Poland, Chile, and Central America, increased by 16.5 percent.

The income of the company, mainly compose by the sales of the own stores, the industrial activity and royalties, increased by 5.8 percent, with an income of 226.16 million euros, which compares with the 213.8 million euros obtained in the nine first months of 2004.

The two-digit increase obtained in the third semester, considered alone, should also be pointed out.

On the other hand, the Gross Operating Result (EBITDA) decreased a 0.9 percent reaching 37.22 million euros , which compares with the 37.57 million euros obtained in the same period of the previous year.

These are the first results displayed by Telepizza according to the NIIF, under whose principles the accounts corresponding to the same period of 2004 have been recalculated.

At the end of the third quarter of 2005, Telepizza had 814 stores, which compares with the 781 stores in December of 2004. The increase was produced mainly in the international area.

In Spain, the company has 230 own stores and 303 franchised stores, which means that Telepizza manages a 43.2 percent of its stores in Spain.

In the Marketing Area, the company continues with its policy of decentralization of its local marketing actions, with the objective to get closer to each of the clients. Strategies adapted to each of the zones in which the company operates have been developed, being present for the first time in local events such as the Valencia "Campus Party" or the Vitoria Rock Festival.

As for the implantation of CRM tools, that entails an important part of the marketing strategy of the company, they continue bieng implanted in the franchised stores, of which 67 are allready using them as well as all the own stores of the Group.

With the launching of a new variety of lamb Telekebab, the company continued with its innovation policy, quality that is very appreciated by its clients. This objective is being developed in the context of launchings of products based in common Mediterranean diet ingredients.

Inside its seek for new saleing channels, the company continues developing "Telepizza Room Service". Allready, agreements have been reached with more than 400 hotels, in which their clients have a menu of Telepizza products that they receive directly in their room.

Additional clarifications:

The sales of the company include the sales of the own stores and franchised stores to the public. This concept difers from the figure of net turnover, as it includes this concept: The sales of the own stores to the public, the sales form the factories to the franchised and income from the franchised.

As a consequence of the valuation by "reasonable value" of the call option, the Group has registered in the first nine months of 2005 a financial income of 1.7 million euros.

C. BASES FOR THE PRESENTATION AND EVALUATION RULES

(For the preparation of the data and information of a financial-accounting nature included within this public, periodic information, such criteria, evaluation rules and accounting principles as contained in the regulations in force regarding information of a financial-accounting nature to be incorporated in the annual accounts and intermediate financial statements of the industry to which the entity belongs shall be applied. Given the rare case, if any, that the accounting principles and criteria generally accepted and required by the applicable rules in force were not applied, such fact shall be pointed out and sufficiently argued, with explanations about the consequences that this failure might have on the assets, the financial situation and the results of the company or its consolidated group. Additionally and to a similar extent, any amendment that, where appropriate and with respect to the latest audited annual accounts, might have been introduced in the accounting principles used for the preparation of the information attached hereto, shall be recorded and accounted for. In the event that the same accounting principles, criteria and policies as used for the latest annual accounts have been applied and if the same comply with the provisions of the accounting rules in force applicable to the entity, please specify it).

The financial-accountant information presented in this document has been prepared, the consolidated accounting data, according to the International Financial Reporting Standards (IFRSs), understanding as such, the adopted ones by the European Commission according to the procedure established by the Regulation (EC) Nº 1606/2002 of the European Parliament and of the Council 19 of July of 2002. This refers the quarterly information of 2005 and 2004.

Accordingly it differs to the rules taken into account for the last consolidated annual accounts audited which were prepared in accordance with the rules in force at that moment.

The financial information about Tele Pizza, S.A. has been prepared in agreement with the local GAAP.

The 11th of May 200e, the company sent a presentation about the adaption to the International Financial Reporting Standards (communication to the Spanish Stock-Exchange Commission number 18462), in which are included the criterions adoted by the group in relation with the alternatives permited by the regulation in force, in which are detailed the principle adjustments carried out in the conversion of the financial statements of the Group to IFRS, and in which is included the conciliation of the net result, of the EBITDA, and of the net Equity between the IFRS and the Spanish Accounting Regulation.

D). DIVIDENDS DISTRIBUTED DURING THE PERIOD:

(Any dividend distributed since the beginning of the fiscal year will be mentioned).

		% on joint stock	Euros per share	Amount (thousand euros)
1. Common Stock	3100	66,70	0,02	4.472
2. Preferred Stock	3110	-	-	-
3. Redemption Stock	3115	-	-	-
4. Shares with no voting rights	3120	-	-	-

Additional information about the distribution of dividends

(prepayments, supplementary, etc.)

E. SIGNIFICANT FACTS (*)

		YES	NO
1. Acquisitions or transfers of shares in the joint stock of listed companies qualifying the duty to inform as provided for in Sec. 53 of the LMV (Stock Exchange Act) (5 per cent and multiples).	3200		X
2. Acquisition of treasury stock qualifying the duty to inform in compliance with the additional provision no. 1 of the LSA (Public Limited Liability Companies Act) (1 per 100).	3210		X
3. Other significant increases or decreases of fixed assets (stakes above 10% in unlisted companies, in important material investments or disinvestment, etc.)	3220	X	
4. Increases and reductions of the joint stock or of the securities' value.	3230		X
5. Issues, refunds or cancellation of loans.	3240		X
6. Changes in Managers or in the Board of Directors.	3250		X
7. Amendments of the Articles of Association.	3260		X
8. Conversions, mergers or splits.	3270		X
9. Changes in the institutional regularisation of the trade, with a significant effect on the economic or financial situation of the company or of the Group.	3280		X
10. Litigation, suits or other proceedings that may significantly affect the situation of the estate of the Company or Group.	3290		X
11. Insolvency proceedings, temporary receivership, etc.	3310		X
12. Special limitation, transfer or total or partial waive agreements regarding political and economic rights derived from the shares in the Company.	3320		X
13. Strategic agreements with national and international groups (exchange of share packages, etc.)	3330		X
14. Other significant facts.	3340	X	

(*) Mark with an "X" the appropriate box; in the event of answering "yes", attach an explanatory annex with details on the date of communication to the CNMV and the SRVB.

F. EXPLANATORY ANNEX FOR SIGNIFICANT FACTS

The 19th of January 2005, the company communicates the buying of 49% of the company Telepizza Insular, summing up to hold 99,99% of the corporate capital. The mentioned order produces effects from December 31st 2004.

The 1st of March 2005, the Company sends information about the results of the second semester of 2004.

The 2nd of March 2005, the Company sends the agreements adopted by the Board of Directors in its session of March 1st, that include:
Statement of the accounts relative to the exercise of 2004.
Agreement about the distribution between the shareholders of a gross amount of 0,02 euros per share, charged to the 2004 dividends that will be payable in March 14th 2005.

The 4th of March 2005, the Company communicates all the data about the dividend distribution communicated the 2nd of March.

The 30th of March 2005, the Company communicates the notice of meeting of the Ordinary Shareholders General Assembly with the relevant order of the day.

The 1st of April 2005, the Company communicates the propositions of agreements that correspond to the points of the Order of the Day.

The 13th of April 2005, the Company communicates that the 21st of April 2005 will be given out the second payment of interests regarding the 1st Issue of Convertible and/or Exchangeable Bonds with a gross amount of 0,20496000 euros per bond.

The 15th of April 2005, the Company sends the Anual Report of Corporative Government of the 2004 exercise.

The 19th of April 2005, the Company sends information about the interest rate that will be applied to the third period of semestral interest of the 1st Issue of Conertible and/or Exchangeable Bonds into Telepizza S.A. Shares that will be 12,913%.

The 27th of April 2005, the Company communicated the agreements adopted in the Shareholders General Assembly that took place the 27th of April 2005.

The 11th of May 2005, the Company sends the presentation about the effect in the financial statements of the adaption to the International Accountin Standards (IAS).

The 11th of May 2005, the Company sends a presentation about the the effect in the financial statements of the adaption to International Accounting Standards (IAS).

The 16th of May 2005, the Company sends information about the results of the first quarter of 2005.

F. EXPLANATORY ANNEX FOR SIGNIFICANT FACTS

The 27th of July 2005, the Company sends information about the sales of the chain in the first semester of the year.

The 27th of July 2005, the Company sends information about the results of the first semester of 2005.

The 1st of September 2005, the Company sends information about the results of the 1st semester 2005.

The 28th of September 2005, the Company informs that the 10/15/05 will be held the General Assembly of Bondholders from the 1st Issue of Convertible and/or Exchangeable Bonds into Telepizza S.A., 2004 Shares.

The 10th of October 2005, the Company communicates that with date 21 October 2005 will be carried out the third payment of interests of the 1st Issue of Convertible and/or Exchangeable Bonds, with a gross amount per bond of 0.20391000€ .

The 14th of October 2005, the Company communicates that as a consequence of a logical process of simplification of the structure and having to do with the necessary reorganization of the activities developed by the Group, Telepizza S.A. and its subsidiary, with a 100% participation, the company Elaboración y Suministro de Alimentos S.L., have agreed upon the dissolution without asset stripping of the mentioned subsidiary by means of the global transfer of its assets and liabilities in favor of its unique associate, Telepizza S.A. .

The 19th of October 2005, the Company communicates the interest rate that will be applied to the fourth period of semestral interest of hte 1st Issue of Convertible and/or Exchangeable Bonds into Telepizza S.A., 2004 Shares, that will be of 3.023%

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Outstanding facts and other information

TELE PIZZA, S.A.

Date: 15/11/05 **Outstanding Fact 19570**

The Company submits presentation regarding its 2005 third quarter results.

telepizza®

Y-T-D September 2005 Results

November 2005

Introduction

- The consolidated financial information presented in this document has been prepared on the basis of the International Financial Reporting Standards (IFRSs) as of to date.
- Any changes that may be introduced may have an impact on certain decisions or interpretations currently adopted by the Telepizza Group for the preparation of the information contained in this document.
- The financial information contained in this document has not been audited

telepizza®

Main data

- Telepizza continues developing the action plans of the First Half 2005

	Y-T-D SEPTEMBER 2005
Total income	226.16
EBITDA	37.22
NET RESULT	17.27

Figures in million euros

telepizza®

Chain sales

	Y-T-D SEPT. 2005	Y-T-D SEPT. 2004	Δ %
Spain	**247.21**	**235.70**	**4.9%**
Portugal	28.42	26.72	6.4%
Poland *	17.92	15.96	12.3%
Chile **	12.35	8.49	45.5%
Czech Republic	0.09	0.00	--
Central America	5.40	3.92	37.5%
International	**64.17**	**55.08**	**16.5%**
TOTAL SALES	**311.37**	**290.79**	**7.1%**

*Poland: Growth in local currency: -0.6%

** Chile: Growth in local currency: 38.9%

Figures in million euros

telepizza®

Consolidated Profit and Loss Account

	Y-T-D Sept. 05	%	Y-T-D Sept. 04	%	Δ %
TURNOVER	212.85	100.0%	201.73	100.0%	5.5%
OTHER INCOME	13.31	6.3%	12.07	6.0%	10.3%
TOTAL INCOME	**226.16**	**106.3%**	**213.80**	**106.0%**	**5.8%**
COST OF GOODS SOLD	-62.06	-29.2%	-56.30	-27.9%	10.2%
GROSS MARGIN	**164.10**	**77.1%**	**157.50**	**78.1%**	**4.2%**
PERSONNEL COST	-71.85	-33.8%	-68.42	-33.9%	5.0%
OTHER EXPENSES	-55.04	-25.9%	-51.51	-25.5%	6.9%
EBITDA	**37.22**	**17.5%**	**37.57**	**18.6%**	**-0.9%**

Figures in million euros

telepizza®

EBITDA


50.00
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
37.57
37.22
Y-T-D Sept. 2004
Y-T-D Sept.2005

Figures in million euros

telepizza®

Consolidated Profit and Loss Account

	Y-T-D Sept. 05	%	Y-T-D Sept. 04	%	Δ %
EBITDA	**37.22**	**17.5%**	**37.57**	**18.6%**	**-0.9%**
DEPRECIATION AND AMORTIZATION	-12.38	-5.8%	-12.38	-6.1%	0.0%
EBIT	**24.84**	**11.7%**	**25.19**	**12.5%**	**-1.4%**
NET RESULT FROM IMPAIRMENT TEST OF ASSETS	0.00	0.0%	0.00	0.0%	---
FINANCIAL RESULT	0.39	0.2%	-1.31	-0.6%	---
SHARE IN RESULTS OF COMPANIES UNDER THE EQUITY METHOD	0.00	0.0%	0.00	0.0%	---
RESULTS BEFORE TAX ON CONTINUED OPERATIONS	**25.23**	**11.9%**	**23.88**	**11.8%**	**5.7%**
INCOME TAX	-7.72	-3.6%	-7.28	-3.6%	6.0%
NET RESULTS ON CONTINUED OPERATIONS	**17.51**	**8.2%**	**16.60**	**8.2%**	**5.5%**
POST-TAX RESULTS ON DISCONTINUED OPERATIONS	**-0.24**	**-0.1%**	**-0.76**	**-0.4%**	**-67.8%**
RESULT FOR THE YEAR	**17.27**	**8.1%**	**15.84**	**7.9%**	**9.0%**
RESULTS ATTRIBUTABLE TO MINORITY INTEREST	**0.00**	**0.0%**	**0.02**	**0.0%**	**---**
RESULTS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	**17.27**	**8.1%**	**15.82**	**7.8%**	**9.2%**

Figures in million euros

telepizza®

Stores

	Sept-2005	Dec-2004
SPAIN	**533**	**530**
INTERNATIONAL	**281**	**251**
Portugal	73	67
Poland	100	93
Chile	48	38
Czech Republic	1	1
Central America *	59	52
TOTAL	**814**	**781**

* Telepizza corners in Pollo Campero Stores

telepizza®

Stores

	Sept- 2005		Dec-2004	
SPAIN	**533**		**530**	
Owned Stores	230	43.2%	229	43.2%
Franchised Stores	303	56.8%	301	56.8%
INTERNATIONAL	**281**		**251**	
Owned Stores	149	53.0%	135	53.8%
Franchised Stores	132	47.0%	116	46.2%
TOTAL	**814**		**781**	
Owned Stores	379	46.6%	364	46.6%
Franchised Stores	435	53.4%	417	53.4%

telepizza®